VIA EDGAR

May 21, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell

Re:	Myomo, Inc.

Registration Statement on Form S-3

Filed May 14, 2021

File No. 333-256159

Dear Mr. Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Myomo, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 25, 2021, at 4:01 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact James Xu of Goodwin Procter LLP at (617) 570-1483.

Sincerely, Myomo, Inc. /s/ Paul R. Gudonis Paul R. Gudonis President and Chief Executive Officer

cc:	David A. Henry, Chief Financial Officer, Myomo, Inc.

James Xu, Esq., Goodwin Procter LLP